EXHIBIT 1.02

ACTIVE POWER, INC.

CONFLICT MINERALS REPORT
(in accordance with Rule 13p-1 under the Securities Exchange Act of 1934)

REPORTING YEAR: 2013

This is the Conflict Minerals Report of Active Power, Inc. (“Active Power”) for calendar year 2013 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (“1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 3467716 for definitions of the terms used in this report, unless otherwise defined herein.

Due Diligence

Active Power affirms that conflict minerals are necessary for the functionality or production of its products and solutions that were manufactured in 2013. One supplier that responded to the Active Power reasonable country of origin inquiry survey described in Item 1.01 of our Report on Form SD indicated that it knew or had reason to believe that tantalum and tin we obtained from that supplier and incorporated into our products or solutions had originated in the Democratic Republic of the Congo or an adjoining country, and did not come from recycled or scrap sources. Based on our evaluation of all of our purchased materials and the reasonable country of origin inquiry (“RCOI”)  we performed, we have no reason to believe that any conflict minerals necessary for the functionality or production of the products we manufactured in 2013, other than tantalum and tin obtained from that one supplier, originated in the Democratic Republic of the Congo or an adjoining country, and did not come from recycled or scrap source. All products procured by Active Power that are determined to originate from the Democratic Republic of the Congo or an adjoining country, and that did not come from recycled or scrap sources, are subject to further due diligence. Accordingly, we have exercised due diligence on the source and chain of custody of the conflict minerals obtained from that one supplier that conforms to the Supplement on Tin, Tantalum and Tungsten included in the Organisation for Economic Co-operation and Development (“OECD”) framework: OECD (2013), OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, an internationally recognized due diligence framework.

Active Power manufactures flywheel-based uninterruptible power supply products and modular infrastructure solutions. Active Power does not engage in the actual mining of conflict minerals. Active Power does not make purchases of raw ore or unrefined conflict minerals, and makes no direct purchases in the Democratic Republic of the Congo or an adjoining country. Accordingly, Active Power’s due diligence measures relied on the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC-GeSI”) initiative with the smelters and refiners of conflict minerals who provide those conflict minerals to our suppliers.

We asked our one supplier that affirmed that it provided Active Power with conflict minerals that had originated in the Democratic Republic of the Congo or an adjoining country to disclosure the smelters that it had purchased materials from. We collect this information through the Conflict Minerals Reporting Template developed and distributed by EICC-GeSI. The one supplier that had so affirmed for the 2013 reporting year reported the following conflict minerals, smelters, locations, and smelter IDs:

Conflict Mineral	Smelter Name	Smelter Facility Location	Smelter ID
tantalum	Zhuzhou Cement Carbide	China	3CHN015
tin	Minsur	Peru	2PER019

Both of the smelters listed above are certified by EICC-GeSI as “Conflict Free Smelters.”

Sourcing Policy. Beginning in September 2013, Active Power communicated the following written conflict minerals sourcing policy and commitments to each of our suppliers of materials and components used in production during 2013:

CONFLICT MINERALS POLICY

This document contains Active Power’s statement regarding the content of Conflict Minerals in our products. This statement is based upon information collected from Active Power’s supply chain, manufacturing facilities and affiliates worldwide.

There has been increased awareness of violence and human rights violations in the mining of certain minerals from a location described as the “Conflict Region”, which is situated in the eastern portion of the Democratic Republic of the Congo (DRC) and surrounding countries. The Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSI) have requested that companies undertake reasonable due diligence with their supply chain to assure that specified metals are not being sourced from mines in the Conflict Region, which is controlled by non-government military groups, or unlawful military factions.

Active Power Inc. supports the actions of the EICC and GeSI and has either obtained, or is in the process of obtaining, information from our current metal suppliers concerning the origin of the metals that are used in the manufacture of Active Power products.

Suppliers of metals used in the manufacture of Active Power Inc. products (specifically gold, tin, tantalum, and tungsten) must demonstrate that they understand and support EICC-GeSI actions and will not knowingly procure specified metals that originate from the Conflict Region.

Suppliers must provide written evidence of due diligence documenting that raw materials used to produce gold, tin, tantalum and tungsten, supplied to or used in the manufacture of Active Power products, do not originate from mining or smelting operations in the Conflict Region. Due diligence from each supplier must include, where applicable, completion of the EICC-GeSI Conflict Minerals reporting template.

During the RCOI process, Active Power determined in good faith for calendar year 2013 based on its evaluation of all of its purchased materials and the RCOI performed, other than the tantalum and tin it identified as having been sourced by a distributer from certain smelters located within the Democratic Republic of the Congo or adjoining countries that had been certified as “Conflict Free Smelters” by EICC-GeSI, it has no reason to believe that any Conflict Minerals necessary for the functionality of products Active Power manufactured in 2013 originated in the Democratic Republic of the Congo or an adjoining country (terms as defined in the 1934 Act).

Our current Statement on Conflict Minerals is available on our publicly available Internet website, www.activepower.com, under “Corporate Governance” on our “Investor Relations” web page under a heading entitled "Sustainability," which is linked here: http://ir.activepower.com/phoenix.zhtml?c=122065&p=irol-govhighlights. The information on our website does not constitute part of this report.

Conflict Minerals Team. Beginning in 2013, Active Power formed a team comprised of representatives from our Supply Chain management, Manufacturing and Finance organizations to focus on conflict minerals. We added our General Counsel to the team in 2014.

Risk Identification and Assessment. The Conflict Minerals Team reviewed Rule 13p-1, the adopting release associated with Rule 13p-1 and the Commission’s FAQ. The Conflict Minerals Team educated itself regarding industry groups’ efforts to address due diligence, including the Conflict Minerals Reporting Template published by the Electronics Industry Citizenship Coalition (“EICC”) and the conflict-free sourcing initiative and Conflict-Free Smelter Program established by the EICC and Global e-Sustainability Initiative. The Conflict Minerals Team engaged in further communication with, and evaluation of, suppliers who were identified as risks through the Survey, including review of documents submitted to us, such as sourcing policies, EICC Conflict Mineral Reporting Templates and other available materials.

Independent Private Sector Audit

This Conflict Minerals Report has not been subject to an independent private sector audit since this report falls within the temporary period specified in Instruction 2 to Item 1.01 of Form SD, in accordance with Item 1.01(c)(1)(iv) of Form SD.

Risk Mitigation Steps

During the reporting period for the calendar year ending December 31, 2014, we are continuing to engage in the activities described above in “Due Diligence.” In addition, in our efforts to attain a conflict-free supply chain for our products, we intend to continue to contact our suppliers to encourage them and the smelters/refiners in our supply chain to participate in the conflict free certification program developed under the Conflict-Free Smelter Program of the EICC and the Global e-Sustainability Initiative.